Exhibit (a)(5)(ii)

FOR IMMEDIATE RELEASE

Arcadia Capital Advisors Managing Director Richard S. Rofé Comments on
CPEX Pharmaceuticals Board Recommended Rejection of Tender Offer

New York, May 6, 2010 — Arcadia Capital Advisors, LLC, Managing Director Richard S. Rofé issued a statement in response to a press release issued this morning by CPEX Pharmaceuticals, Inc., (Nasdaq: CPEX), that recommends that CPEX shareholders reject the Rofé tender offer.

“I am cautiously optimistic the CPEX board will begin to take its fiduciary responsibilities more seriously based on their stated intention in today’s release ‘to explore strategic alternatives to maximize shareholder value, including, but not limited to, a sale, merger or other business combination of the Company with a third party or a monetization of the Company’s assets,’” stated Rofé.

“Separately, I believe my efforts to effect positive change at CPEX and unlock shareholder value are bearing fruit. By any objective measure, our tender offer has literally unlocked tens of millions of dollars in market capitalization. In addition, we are glad that CPEX finally discontinued its failed Nasulin program as we have been urging them to do for almost a year now, both privately and publicly. We hope the CPEX board’s statements can be taken at face value with respect to its stated intention to maximize shareholder value, and along those lines, I look forward to speaking with the Company’s investment banking advisors and representatives.”

Contacts:
David K. Waldman / John J. Quirk
Crescendo Communications, LLC
Arcadia@crescendo-ir.com
(212) 671-1020
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